Exhibit 99.1

PDD Holdings Announces Second Quarter 2026 Unaudited Financial Results

DUBLIN and SHANGHAI, Aug. 24, 2026 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•	Total revenues in the quarter were RMB112.4 billion (US$[1]16.6 billion), an increase of 8% from RMB104.0 billion in the same quarter of 2025.

•	Operating profit in the quarter was RMB27.8 billion (US$4.1 billion), an increase of 8% from RMB25.8 billion in the same quarter of 2025. Non-GAAP[2] operating profit in the quarter was RMB29.1 billion (US$4.3 billion), an increase of 5% from RMB27.7 billion in the same quarter of 2025.

•	Net income attributable to ordinary shareholders in the quarter was RMB27.2 billion (US$4.0 billion), a decrease of 12% from RMB30.8 billion in the same quarter of 2025. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB28.5 billion (US$4.2 billion), a decrease of 13% from RMB32.7 billion in the same quarter of 2025.

“Since the start of the year, global trade and regulatory landscapes have continued to evolve, creating significant challenges while also presenting new opportunities,” said Mr. Lei Chen, Co-Chairman and Co-Chief Executive Officer of PDD Holdings. “We feel a strong sense of responsibility that comes with our unique position in global trade and will work diligently to build a trustworthy platform that consumers can rely on over the long run.”

“During the first half of the year, we continued to strengthen ecosystem governance within our daily operations, rolling out targeted trust and safety initiatives across categories,” said Mr. Jiazhen Zhao, Co-Chairman and Co-Chief Executive Officer of PDD Holdings. “We view compliance as a fundamental priority and are fully committed to safeguarding consumer rights and building lasting trust.”

“We stepped up our ecosystem investments in the second quarter,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “At this stage, our priority is helping merchants thrive and strengthening the broader industry ecosystem. We will continue to focus on these fundamentals to drive the platform’s sustainable development over the long term.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Second Quarter 2026 Unaudited Financial Results

Total revenues were RMB112.4 billion (US$16.6 billion), an increase of 8% from RMB104.0 billion in the same quarter of 2025. The increase was primarily due to the increase in revenues from transaction services.

•	Revenues from online marketing services and others were RMB57.6 billion (US$8.5 billion), compared with RMB55.7 billion in the same quarter of 2025.

•	Revenues from transaction services were RMB54.7 billion (US$8.1 billion), an increase of 13% from RMB48.3 billion in the same quarter of 2025.

Total costs of revenues were RMB48.0 billion (US$7.1 billion), compared with RMB45.9 billion in the same quarter of 2025.

Total operating expenses were RMB36.6 billion (US$5.4 billion), an increase of 13% from RMB32.3 billion in the same quarter of 2025. The increase was primarily due to the increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB29.7 billion (US$4.4 billion), compared with RMB27.2 billion in the same quarter of 2025.

•	General and administrative expenses were RMB2.3 billion (US$345 million), compared with RMB1.5 billion in the same quarter of 2025.

•	Research and development expenses were RMB4.6 billion (US$673 million), compared with RMB3.6 billion in the same quarter of 2025.

Operating profit in the quarter was RMB27.8 billion (US$4.1 billion), an increase of 8% from RMB25.8 billion in the same quarter of 2025. Non-GAAP operating profit in the quarter was RMB29.1 billion (US$4.3 billion), an increase of 5% from RMB27.7 billion in the same quarter of 2025.

Net income attributable to ordinary shareholders in the quarter was RMB27.2 billion (US$4.0 billion), a decrease of 12% from RMB30.8 billion in the same quarter of 2025. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB28.5 billion (US$4.2 billion), a decrease of 13% from RMB32.7 billion in the same quarter of 2025.

Basic earnings per ADS was RMB19.32 (US$2.85) and diluted earnings per ADS was RMB18.45 (US$2.72), compared with basic earnings per ADS of RMB22.01 and diluted earnings per ADS of RMB20.75 in the same quarter of 2025. Non-GAAP diluted earnings per ADS was RMB19.33 (US$2.85), compared with RMB22.07 in the same quarter of 2025.

Net cash generated from operating activities was RMB25.7 billion (US$3.8 billion), compared with RMB21.6 billion in the same quarter of 2025.

Cash, cash equivalents and short-term investments were RMB456.4 billion (US$67.3 billion) as of June 30, 2026, compared with RMB422.3 billion as of December 31, 2025.

Other non-current assets were RMB96.4 billion (US$14.2 billion) as of June 30, 2026, compared with RMB104.7 billion as of December 31, 2025, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on August 24, 2026 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS

Current assets
Cash and cash equivalents	108,901	128,918	19,000
Restricted cash	73,831	77,274	11,389
Receivables from online payment platforms	5,109	6,079	896
Short-term investments	313,408	327,496	48,267
Amounts due from related parties	10,205	8,432	1,243
Prepayments and other current assets	7,527	8,581	1,265
Total current assets	518,981	556,780	82,060

Non-current assets
Property, equipment and software, net	1,306	4,752	700
Intangible assets	15	14	2
Right-of-use assets	4,863	4,316	636
Deferred tax assets	172	1,162	171
Other non-current assets	104,708	96,383	14,205
Total non-current assets	111,064	106,627	15,714
Total Assets	630,045	663,407	97,774

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2025		June 30, 2026
	RMB		RMB (Unaudited)		US$ (Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	1,087		1,266		187
Customer advances and deferred revenues	3,379		3,641		537
Payable to merchants	107,407		109,924		16,201
Accrued expenses and other liabilities	81,658		76,883		11,330
Merchant deposits	17,708		18,545		2,733
Lease liabilities	2,499		2,455		362
Total current liabilities	213,738		212,714		31,350

Non-current liabilities
Lease liabilities	2,880		2,389		352
Other non-current liabilities	42		517		76
Total non-current liabilities	2,922		2,906		428
Total Liabilities	216,660		215,620		31,778

Shareholders’ equity
Ordinary shares	-	*	-	*	-	*
Additional paid-in capital	125,768		128,599		18,953
Statutory reserves	1,338		1,338		197
Accumulated other comprehensive income/(loss)	2,116		(6,042)		(890)
Retained earnings	284,163		323,892		47,736
Total Shareholders’ Equity	413,385		447,787		65,996

Total Liabilities and Shareholders’ Equity	630,045		663,407		97,774

* Absolute value is less than RMB1 million or US$1 million.

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	103,985	112,358	16,560	199,657	218,587	32,216
Costs of revenues	(45,859)	(48,017)	(7,077)	(86,805)	(94,910)	(13,988)

Sales and marketing expenses	(27,210)	(29,668)	(4,373)	(60,613)	(63,441)	(9,350)
General and administrative expenses	(1,532)	(2,342)	(345)	(3,191)	(3,921)	(578)
Research and development expenses	(3,591)	(4,567)	(673)	(7,169)	(8,985)	(1,324)
Total operating expenses	(32,333)	(36,577)	(5,391)	(70,973)	(76,347)	(11,252)

Operating profit	25,793	27,764	4,092	41,879	47,330	6,976

Interest and investment income, net	10,423	13,505	1,990	10,646	12,873	1,897
Foreign exchange loss	(799)	(558)	(82)	(1,041)	(703)	(104)
Other income/(loss), net	119	(7,399)	(1,090)	3,380	(9,430)	(1,390)

Profit before income tax and share of results of equity investees	35,536	33,312	4,910	54,864	50,070	7,379
Share of results of equity investees	37	(38)	(6)	(68)	(134)	(20)
Income tax expenses	(4,819)	(6,092)	(898)	(9,300)	(10,207)	(1,504)
Net income	30,754	27,182	4,006	45,496	39,729	5,855

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	30,754	27,182	4,006	45,496	39,729	5,855
Net income attributable to ordinary shareholders	30,754	27,182	4,006	45,496	39,729	5,855

Earnings per ordinary share:
-Basic	5.50	4.83	0.71	8.16	7.07	1.04
-Diluted	5.19	4.61	0.68	7.67	6.73	0.99

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	22.01	19.32	2.85	32.63	28.27	4.17
-Diluted	20.75	18.45	2.72	30.69	26.90	3.96

Weighted-average number of ordinary shares outstanding (in millions):
-Basic	5,588	5,627	5,627	5,578	5,622	5,622
-Diluted	5,928	5,894	5,894	5,930	5,907	5,907

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in millions of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	55,703	57,637	8,494	104,425	107,573	15,855
- Transaction services	48,282	54,721	8,066	95,232	111,014	16,361
Total	103,985	112,358	16,560	199,657	218,587	32,216

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in millions of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	65	46	7	122	74	11
Sales and marketing expenses	485	319	47	1,122	680	100
General and administrative expenses	865	645	95	1,789	1,352	199
Research and development expenses	540	297	44	1,096	725	107
Total	1,955	1,307	193	4,129	2,831	417

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of RMB and US$)

	For the three months ended June 30,					For the six months ended June 30,
	2025	2026				2025	2026
	RMB	RMB		RMB		RMB	RMB	RMB
	(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	21,642	25,670		3,783		37,159	42,115	6,207
Net cash used in investing activities	(27,022)	(19,974)		(2,944)		(33,406)	(17,892)	(2,638)
Net cash generated from financing activities	- *	-	*	-	*	- *	- *	- *
Effect of exchange rate changes on cash, cash equivalents and restricted cash	22	1,242		184		(47)	(763)	(111)

(Decrease)/increase in cash, cash equivalents and restricted cash	(5,358)	6,938		1,023		3,706	23,460	3,458
Cash, cash equivalents and restricted cash at beginning of period	135,258	199,254		29,366		126,194	182,732	26,931
Cash, cash equivalents and restricted cash at end of period	129,900	206,192		30,389		129,900	206,192	30,389

* Absolute value is less than RMB1 million or US$1 million.

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in millions of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	25,793	27,764	4,092	41,879	47,330	6,976
Add: Share-based compensation expenses	1,955	1,307	193	4,129	2,831	417
Non-GAAP operating profit	27,748	29,071	4,285	46,008	50,161	7,393

Net income attributable to ordinary shareholders	30,754	27,182	4,006	45,496	39,729	5,855
Add: Share-based compensation expenses	1,955	1,307	193	4,129	2,831	417
Non-GAAP net income attributable to ordinary shareholders	32,709	28,489	4,199	49,625	42,560	6,272

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in millions)	5,928	5,894	5,894	5,930	5,907	5,907

Diluted earnings per ordinary share	5.19	4.61	0.68	7.67	6.73	0.99
Add: Non-GAAP adjustments to earnings per ordinary share	0.33	0.22	0.03	0.70	0.47	0.07
Non-GAAP diluted earnings per ordinary share	5.52	4.83	0.71	8.37	7.20	1.06
Non-GAAP diluted earnings per ADS	22.07	19.33	2.85	33.47	28.82	4.24